Filing pursuant to Rule 425 Filer: ACON S2 Acquisition Corp. Subject Company: ACON S2 Acquisition Corp. Registration No: 001-39525 Date: May 7, 2021

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

Opening

Welcome to the ACON S2 Acquisition Corp. and ESS Inc. merger conference call. Before we begin, we’d like to remind you that today’s discussion contains certain forward-looking statements, including statements regarding our management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Many factors could cause actual future events to differ materially from these statements and other comments, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure, and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. These forward-looking statements apply as of today, and you should not rely on them as representing our views in the future. We undertake no obligation to update these statements after this call. For a more complete discussion of the risks and uncertainties, please see ACON’s filings with the SEC, as well as in today’s press release.

During this conference call, we will discuss non-GAAP financial measures as defined by SEC Regulation G. We believe non-GAAP disclosures enable investors to better understand the company’s core operating performance. Please refer to the investor presentation for more information regarding our usage of non-GAAP measures. Unless otherwise stated, financial results and forecasts shared on the call will be non-GAAP.

In connection with the proposed transaction, ACON S2 Acquisition Corp. intends to file with the SEC a proxy statement and prospectus on Form S-4, with respect to our shareholder meeting to vote on the proposed transaction. The Form S-4 will contain important information about the proposed transaction and related matters.

And now on to our prepared remarks.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

Adam Kriger, Chief Executive Officer, ACON S2 Acquisition Corp.

Thank you and welcome to the call. This is Adam Kriger, CEO of ACON S2 Acquisition Corp. On behalf of ACON S2, we are truly pleased to announce a business combination agreement with ESS Inc. The company has developed and manufactures long-duration iron flow batteries for commercial and utility-scale energy storage applications. ESS is an incredible company, and this transaction perfectly aligns with ACON S2’s focus on identifying and partnering with companies leading the charge in strategic sustainability. I will make a couple of upfront comments and then you will hear shortly from members of the ESS team who will share more about the ground-breaking technology they’ve created and are deploying. In summary here on this first slide, we view ESS as a critical enabler, making the power grid of the future feasible today.

Craig Evans and Julia Song, the Company’s visionary founders, set out ten years ago to crack the code on long duration energy storage systems. They partnered with blue chip investors, both world-renowned venture investors like Breakthrough Energy, as well as strategic partners, like Evergy and Softbank Energy. What they have achieved is truly a catalyst for an entire category. It is clear that current strategic shareholders see the value in ESS’ technology for their own energy products as Softbank has recently signed a framework agreement outlining $300M plus of purchases from now until 2026. More on that in a bit.

With the ticker STWO, ACON S2 IPO’ed with a focus on strategic sustainability – that is, where a company’s pursuit of sustainability is core to its performance and success model – and ESS is a perfect fit with that mission. We are combining at a pro forma enterprise value of just over $1B, with proceeds to ESS of approximately $465M assuming no redemptions, which includes $250M pipe. Proceeds will be used to fund scaling of a commercially ready technology, at what we think you will find is an attractive valuation multiple for a high-growth, category-defining, sustainability pioneer.

This will come as no surprise, but the grid in the US and in many other countries is at a breaking point due to aging infrastructure, climate change impacts, the rise of renewables, and growing electricity demand. Experts agree that grid scale long duration storage is critical to achieving a transition to a clean energy future and the momentum around this topic appears to have accelerated to a tipping point. Consumers want real green, not carbon offsets. Corporations are making significant commitments, globally and without quite the answers to fulfill them. Investors have made clear and growing mandates. Policy makers including both the Biden administration here in the United States and other global leaders are making clean energy a priority and capital markets around the world are responding.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

We believe ESS is a game changer that will be critical to unlocking our green future. ESS can help stabilize the grid, reducing the need for peaker plants and increasing security. And we believe ESS can enable a 100% renewable energy future as well as create an opportunity for more distributed generation in the form of micro grids. The ESS solution is clean, low cost, and high performing and the team is going to share more on that in just a minute. So, from investor’s perspective, we see ESS as a category-defining opportunity with a large and fast-growing market. It’s simple, yet revolutionary technology creates a solution that the world frankly needs right now. It’s commercially ready. This is not an R&D project and it is quite efficient to scale compared to other technologies in the space, with a set of blue-chip customers waiting to get the product. ESS has the team, recently augmented with new CEO, Eric Dresselhuys, to both execute this transition and, perhaps more importantly, to aggressively grow the business and extend the technology into the future. I’m just going to wrap by saying that we view ESS as a company of importance, with tremendous leadership, and the team for the next phase, that we believe will be an excellent public company for the foreseeable future. With that, I am proud to introduce Craig Evans, co-founder and president of ESS.

Craig Evans, Founder and President, ESS, Inc.

Thank you, Adam.

Before we get started – On the ESS side, besides me we also have Dr. Julia Song, CTO and Co-founder, Amir Moftakhar, CFO and Eric Dresselhuys, our CEO. First, bit about me…I’ve been in the energy industry for almost 3 decades working on a wide range of technologies from Gas Turbines at Pratt & Whitney, to fuel cells and, for the past decade, batteries.

Julia and I started ESS because we could see challenges with the electric grid as a result of decarbonization efforts and the resulting decentralization, electrification of everything, and the impacts of an aging infrastructure that were only amplified by extreme weather events. We concluded that the only way to solve these problems is with long duration storage. I think it is important to understand what long duration storage is and why it can help solve a multitude of the grid’s issues.

Long duration storage is defined as beyond four hours and generally we would limit it to a day. Long duration storage has to a be a low-cost alternative to other generation assets. And long duration storage has to be reliable. It must be ready to source and sink energy at all times, providing much needed grid stability. Long duration storage needs to be flexible to meet multiple different use cases that can occur across the life of the asset.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

Quite simply, we believe the technology and products ESS has developed are the only long duration storage products available on the market today. We have been perfecting our technology for over ten years and field trialing for the past six. This has been invaluable to our development efforts. ESS’ products provide our customers with the operational flexibility they need: the ability to store up to twelve hours of energy or more and cycle the battery any way at any time. And to provide it to our customers at a cost they want. We deliver the lowest marginal cost of energy at $20/kWh, equating to pennies per cycle while operating for 25 years with no performance degradation. All this while protecting the planet, people, and their balance sheet. It is non-flammable, non-toxic, and carries no explosion risk and is backed with an investment-grade warranty from Munich RE.

There is a clear trend to increasing renewables adoption globally. This is driven by cost as well as policy and regulatory tail winds. While California is just around 30% penetration today, the state is working towards 60% by 2030 and NY is similar with a 70% target. More than 16 states have established targets like these.

The chart on the bottom of slide eleven illustrates the challenge grid operators face and demonstrates the importance of long duration storage. The lines on the chart represent the level of conventional generation required, such as nuclear, coal, or gas to meet demand. The challenge with conventional generation is its inability to ramp or run at partial load. In 2013 there were few issues when the state was at only 10% renewable penetration. However, if we look to today, at 30% renewable penetration, conventional power plants are being forced to ramp down severely in the morning and back up in the evening, in some cases having to turn off entirely. The current solution is to throw away the solar and wind to avoid de-stabilizing the grid.

Long duration storage helps solve this problem: when you can deliver more than four hours of storage you can effectively store or curtail any renewable and use that energy in the morning and evening time, eliminating the need to turn-down or augment conventional generation with peaker plants. Long duration storage puts you in a position to stabilize the grid and to do it with low-cost renewable energy. The utilities understand this and are looking to install massive amounts of storage on the grid.

We are seeing challenges today with the grid, with or without renewables, brought on by the electrification of everything and, increasingly, EV Adoption and an aging infrastructure, all being amplified by increased frequency of extreme weather events. Two recent examples are highlighted on slide twelve with the failure of the grid in Texas and the wildfires on the West Coast. In Texas, we believe ESS’ products would have kept the lights on, providing operators with the time they needed to shore up gas generation facilities. And on the West Coast, providing a safe, robust energy storage system provides communities and first responders the electricity they need when utilities are forced to de-energize power lines.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

In fact, this is happening today. The PUC in California has mandated that, in wildfire risk zones, solutions that can potentially cause a fire like lithium-ion batteries or contribute to emissions like a diesel genset, are not allowed. ESS is the only energy storage technology available to be sited in these applications. We ship our first products to the market to support these communities in Q3 of this year. We believe this market in California alone is worth over $1B over the next couple of years.

This is a large and growing market for both front of the meter customers, like utilities and IPPs, as well as behind the meter customers, like commercial and industrial. The market is in excess of $56B by 2027 and growing with a CAGR of 33%. We have observed even greater demand from customers than these current analyst estimates. We at ESS have visibility into the future of this market – we can see the potential growth by looking at increased frequency of RFPs seeking large-scale, solutions for eight plus hours of storage and we can look at the utilities’ plans through their IRPs.

Furthermore, the analysis presented here does not take into account a potential infrastructure plan under the current administration, which has placeholders for ITC for storage, as well as the build out of green projects that will need large amounts of energy storage. We expect to capture a meaningful portion of this market and we have distinct advantages that will allow us to compete and win in this market. These advantages include operational flexibility, superior economics, safety, and being the first to market providing a bankable long duration storage product to our customers. Let me touch on each of these advantages

First – Operational flexibility. ESS’ technology is a workhorse. And I’ll share four aspects of our solution that deliver unparalleled operational flexibility. First, we allow our customers the ability to store a tremendous amount of energy. This allows them to play in as many markets and across as many different use cases as possible, resulting in a fast payback and higher NPV. Unrestricted cycling allows our customers to charge and discharge the battery as often as they need without having to worry about warranty issues, performance or capacity decay over time, or operational constraints. The ESS technology can operate in hot or cold environments and it does not require HVAC to keep it cool. And finally, it is safe for the people who maintain and operate the system. The ESS technology is non-toxic, nonflammable, and poses no explosion risk.

Second – superior economics. At four hours, we are at par with lithium-ion when comparing capital costs, but, from an LCOS basis, which is essentially the operating costs, which includes acquisition costs, we are almost 50% lower cost than lithium-ion. To go from a four-hour system to a twelve-hour system, the economics only get better. This is due to the industry leading marginal cost of energy, at just $20/kWh. This will allow ESS’ operating cost to drop to just $0.02/kWh.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

And we do all this while being extremely sustainable. Our materials are non-toxic and can be sourced anywhere around the world, minimizing environment impact as well as logistic costs. From cradle to grave we produce 67% lower emissions than lithium ion. And the electrolyte is recyclable, allowing the system to be reused over and over again.

And we do all this while providing our customers a bankable product with a warranty backed by Munich Re. We spent over 18 months on due diligence with Munich RE and are extremely proud that we are able to offer our customers two products that de-risk their projects and, with that, will accelerate adoption. The first is a 10-year investment grade warranty, providing assurance that the system will stay operating. This is essentially an operational guarantee while providing balance sheet protection for ESS. The second product is a project warranty, or business continuity insurance, providing additional level of protection for our customer’s balance sheet.

And here’s how these advantages translate to the market. I’ll share two recent project case studies involving our Energy Warehouse platform and both cases had utilities as customers. In California we won because of safety – our solution won’t start a fire and won’t blow up in a fire. Additionally, we provide the flexibility to meet multiple different applications throughout the year, which maximizes the value to the utility. We estimate this to be a $1B segment in California alone over the next couple of years. In Chile, we were able to show our long-duration, multi-cycling capability delivered more than three times the economic benefits over a lithium-ion battery. The fact that our battery does not pose any environmental risk or end-of-life disposal issues was also important as this battery is being deployed to Patagonia – one of the most environmentally pristine regions in the world. Both case studies are flagship projects in large and growing markets and customers have a significant pipeline of energy storage projects planned. Demand for this product currently outstrips our manufacturing capability.

Now I’m going to hand it over to Dr. Julia Song, ESS’ co-founder and Chief Technology Officer, to explain how our technology works, how our products have evolved over time and how we’ve fortified our technology advances and competitive advantage through a broad set of intellectual property and trade secrets.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

Julia Song, Founder and Chief Technology Officer

Hello everyone, my name is Julia Song. I am the co-founder and CTO of ESS. Back in 2011, Craig and I saw a huge and growing opportunity in the grid scale energy storage market and that is when we decided to start ESS. Interestingly when we first started, we were actually working on vanadium redox flow batteries. We liked the concept of a flow battery because it decouples energy from power, which we believe is a much better technology platform for grid scale energy storage applications than traditional batteries such as lithium-ion and lead-acid.

However, early on in development, we quickly came to the realization that the vanadium redox flow battery really could never be the solution for grid scale energy storage and the reason is truly very simple. Its energy cost alone, which essentially is the cost of the electrolytes, in dollar per kilowatt-hour, is already higher than the cost target in dollar per kilowatt-hour for the entire system dictated by the market need. So, in early 2012, Craig and I knew we must pivot and we knew that we needed to find an alternative chemistry for a flow battery that is fundamentally inexpensive. And we also knew the only way to accomplish this was to use earth abundant materials. So that is essentially how we came upon the concept of iron flow batteries.

We actually didn’t invent the iron flow battery. In fact, the concept of the iron flow battery was first published in 1981 by a group of researchers from Case Western Reserve University. In that particular publication, they first highlighted the benefits with this chemistry. The electrolytes are essentially made out of iron, salt, and water, all earth abundant materials, readily available in large quantities. The electrolyte is non-flammable and non-toxic, which makes it a perfect fit for grid scale storage, especially long duration grid scale storage. However, in the same article, they also admitted they were having trouble cycling this battery without intervention. Essentially over a few cycles, their electrolytes became very dirty and the battery performance degraded. They didn’t quite understand why. So, in 2012, with the support of ARPA-E, Craig and I started investigating the fundamental reasons that prevented iron flow batteries from cycling stably. By understanding the whys, we were able to innovate our way around the problem. And that is essentially how we came upon this simple yet elegant solution called a proton pump.

To help people understand what the proton pump actually does, I often like to use the human body as an analogy to our system. The power module is where the electrochemical reaction takes place. That is the heart. The electrolyte goes in and out of the power modules during operation – that is like the blood. And the proton pump essentially functions like the kidneys in our body – it keeps the electrolyte always clean and always in balance, cycle to cycle. In fact, with the implementation of proton pumps, we were able to demonstrate under ARPA-e thousands of cycles using the same electrolyte, same batteries with no performance loss or capacity fade. And this gave us the confidence to start packaging this technology in shipping containers as early as 2015 and deploying them to customers in real world applications. And these are the early prototypes of our Energy Warehouse.

ACON S2 Acquisition Corp. & ESS Inc.

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May 7, 2021

These early deployments taught us a lot. We learned how our system actually interacted with the grid. We learned about customers’ behaviors and how they prefer to control the systems. We also learned what all these different use cases actually mean for battery operation. All of the learnings we gathered from the field helped us to launch the second-generation power modules in 2019. These are the power modules we call the S200. The S200 power modules run at a higher power density, higher energy density, higher efficiency, and, more importantly, they are designed for manufacturability. Based on the platform of S200 power modules, in 2020, we launched our second-generation Energy Warehouse. These are 40-foot shipping containers that are turn key systems with an AC or DC interface of up to 90 kW and up to 600kWhr. And, most recently, we launched our new product line called Energy Center. The Energy Center is designed specifically for large scale utility applications.

If you look over the last 10 years of technology development, we are very proud to have built a strong, innovative, and focused technical team. Currently we have over 125 patents granted or filed and many more in the pipeline. Our patent applications are strategically located so they not only cover the United States, but also cover many key markets around the world, both for technology development reasons and for business expansion reasons. If you take a moment to peek inside our containers, the iron flow battery electrolytes, we own the patents as well as a range of patent applications that cover different additives and derivatives that cover how it can run at high power density and high energy density. We have been granted patents on the concept of the proton pump, as well as different configurations of reactors and implementation methods. If you look inside our power modules, we have numerous patents that cover all the design details that enable us to operate this battery at a higher power density, high energy density, and higher round trip efficiency all at a much lower cost. In fact, just as recent as last year in 2020, the American Chemical Society published a discovery report from recent battery development and it listed the top 10 patents to read. ESS is the only startup and flow battery company that made it to the list.

We are confident in our technical development track record. We are also confident with our robust and strategic IP portfolio. We have a well thought out IP strategy that lays down layers of road blocks to prevent competitors from getting too close to where we are today. And most importantly, what we have is not a dream in a lab. We have a commercially ready product that can be scaled up and deployed to satisfy the need of the long duration energy storage market today. So, with that, I will wrap up my part of the presentation and pass it back to Craig.

ACON S2 Acquisition Corp. & ESS Inc.

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May 7, 2021

Craig Evans, Founder and President

Thank you, Julia.

We have been building our business over the past 10 years, ensuring we have a strong foundation to grow the organization to meet the market’s needs. As we built the organization, we recognized the need to have a strong and diverse technical team, across various industries and technical competencies, an experienced set of players from the utilities industry, a team that can scale manufacturing, and, more recently, the experience to build and sustain a public company. To meet this need, we recently brought on Eric Dresselhuys as CEO to guide the company into the public markets and to leverage his expertise, contacts, and experience to continue to drive our team and our company forward.

I will hand it over to Eric for a few minutes here to say a few words on why he joined ESS and what he feels is important about the company.

Eric Dresselhuys, Chief Executive Officer

Thank you, Craig. I have worked in the energy business and, specifically, on this notion of the transition from carbon-based technologies to a more sustainable, carbon-free energy system for 30 years. Most of this time was spent with a company called Silver Spring Networks, which provided smart grid products that enable utilities to improve energy efficiency, enhance services, and reduce costs.

There were a number of key attributes that attracted me to ESS. The first is, as I’m sure you know, storage is one of the keys to making the energy transition work. Long duration storage specifically has been kind of a holy grail that people have been trying to find. So, to find the technology that meets that need is incredibly exciting. Second, the specific technology that Julia just walked you through is, to my knowledge, absolutely best in class. Not just because of performance and the variety of use cases that this technology can support, but the fact that it is done with no toxicity and the safety profile that it has is incredibly important everywhere around the world. The ESS technology is custom made to meet the growing need for sustainability and safety across the globe. And the third thing is the ability for our technology to scale on a global basis very efficiently from a capital perspective – this is very exciting. You can imagine that, as the business grows globally, these attributes mean it is not hugely expensive to deploy new manufacturing in different locations around the globe. Given its low toxicity and use of earth-abundant materials, we can build additional capacity almost anywhere.

In closing, I am delighted to be working with this great team to bring this world-beating technology to scale. And, with that, I’ll pass it back to Craig.

ACON S2 Acquisition Corp. & ESS Inc.

Conference Call

May 7, 2021

Craig Evans, Founder and President

Thank you, Eric.

The team is executing on two products currently. The first is the behind the meter solution, the Energy Warehouse. This is our standardized product, a truly turn-key offering. This product can be configured as both DC as well as AC and targets commercial and industrial customers. However, in 2018 we noticed more and more utilities and IPP’s interested in the product. Their interest was not because they wanted the Energy Warehouse long term – it was for them to understand the product’s capabilities. Those initial engagements and early Energy Warehouse sales directly led to the concept of the Energy Center platform. The Energy Center is our utility or IPP platform and was developed in conjunction with our partners and customers. It is a customizable product, but uses the same exact core components and technology as in the Energy Warehouse, just repackaged to address needs associated with larger scale projects. This product allows the customers to customize the power and the duration to give them the most favorable economics for their project. We continue to see the Energy Warehouse being a launching pad and a leading indicator to Energy Center sales.

Our sales efforts focus on the utilities, the IPPs and the C&I sectors. While traditionally our sales have focused on Energy Warehouse products to our C&I customers, we have seen a significant trend toward the Energy Center product line with our Utility and IPP partners. Sales of the Energy Warehouse, which began a couple years back, are now beginning to convert to Energy Center sales. Two specific examples would be ENGIE, who we are in conversation with now for an Energy Center, and SoftBank Energy. We sold an Energy Warehouse to SoftBank Energy a couple years back and are now working with them on a 2 GWh framework agreement to deploy Energy Centers over the next couple of years.

The biggest feedback we receive from customers is “when can we get the product” and “can we get the product faster.” We have already begun working on answering these questions – we need to scale, and we need to scale quickly to support the market need. This demand need is not only domestic but also international.

We have been scaling the organization and our facility over the past couple of years. We secured a 150,000 square foot facility and installed our first automation line for battery module production. Our current facility has the space to support up to 2GWh per year of production. This will be sufficient to support North American sales for the next couple of years, but, ultimately, we will need to expand production further.

ACON S2 Acquisition Corp. & ESS Inc.

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We are already seeing strong pull from Australia and Europe and, as a result, we have secured letters of intent in both locations to build out production locally. We expect to launch in 2023 in Australia and in 2024 in Europe. Our plan is to manufacture in the region where the product will be used, reducing logistics costs and gathering local support for the products and technology.

Our technology is unique in that we can expand production around the world in a very capital efficient way. Our ability to scale quickly and efficiently is based on the technology and engineering design. Think of our technology as building washing machines, not semiconductors. Our manufacturing facilities are 97% lower cost than that of lithium ion. This is accomplished because we do not require high speed coating lines or clean rooms in facilities with processes that have been perfected over the past 30 years. Our technology uses simple pick and place robots to assemble the batteries. All the electrochemical materials – the Iron, salt, and water – are added at the customer site.

The capital being raised is for our expansion of the organization to fulfill customer demand by scaling our manufacturing. The bulk of our future demand is coming from the Energy Center pipeline and will require that our organization grows substantially. The funds will be used in the following manner. We will increase manufacturing capacity. First in North America then expand with our international partners in Australia and Europe. We will expand our engineering and operations to accelerate the field trials and commercial deployments of the Energy Centers. We will also expand our sales and customer service footprints to support a global organization. Capital will need to be retained to show strength on our balance sheet; as we move to close Energy Center contracts that are in excess of $100M per project, we will need to show ample reserves on our balance sheet. And importantly, we will continue to innovate, expand our competitive moat and IP protection, building new technology, and broadening our product offerings.

And, with that, I will hand it over to Amir who will discuss our financials, forecasts and additional uses of capital.

Amir Moftakhar, Chief Financial Officer

Thank you, Craig. My name is Amir Moftakhar and I am the CFO here at ESS. I have 20 plus years of experience with the vast majority being in corporate finance. I worked in the utility sector as well as the telecom. Most recently with San Diego Gas & Electric and Sempra Energy. I have worked on everything from regulatory finance to strategic finance, including looking for new game changing solutions, like ESS.

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May 7, 2021

I’d like to walk you through our pipeline first. We have a $7B global pipeline that represents opportunities that we have already identified. Our opportunities are very heavily concentrated in North America, Europe, and Australia. Moving on to our forecasts, our 2021 revenue is fully booked. Out of our 2022 revenue, 6% is booked, but the vast majority has been awarded. This means we are simply waiting for a customer deposit or financial close on a project. And then, the balance of our 2022 revenue is projects that we are waiting on manufacturing capacity ramp up and talking to customers about pulling forward. As Craig mentioned, there is a lot of customer pull for these projects and our expanded manufacturing capability can fulfill those projects more quickly.

For 2023, we have a mix of awarded, negotiating, and qualifying opportunities. These are customers who have been identified and who are awaiting our Energy Center product. Again, our Energy Center product has an 18- to 24-month sales and procurement cycle so we expect a lot of these customers, now that our Energy Center product has been formally launched, to be in the mix for 2023.

We have 4 primary sources of revenue. Our Energy Center platform is by far the most substantial and you see revenue really ramping in the 2023 timeframe, as I described. Our Energy Warehouse, which is our containerized solution that Craig walked you through, will also continue to be offered to customers. Our Energy Franchise model is our battery internals being shipped to different regions of the world for system integration. We have a tremendous amount of efficiency that can be gained from shipping these battery modules and rebalancing systems that Julia described to different areas around the world. Over time our recurring services revenue become a much greater part of our revenue stack in 2025 to 2027. This is our warranty, remote monitoring as well as maintenance packages. If you look at market share, our revenue projections are very modest when you look at total market share on a dollar basis. As we noted, analysts are not doing a great job right of identifying all the use cases for long duration storage. Most of the analyst reports you will read suggest four-hour use cases with some below that. We feel they are not really taking into account the eight-, ten-, and twelve-hour use cases that ESS is ideally suited for.

Moving on to profitability and margins, we anticipate being both gross and EBITDA margin positive in the 2023 timeframe. We expect our gross margins to stabilize in the high 30%s in 2026 to 2027. We expect our EBITDA margin will get to 30% in the 2027 timeframe as well.

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We believe we have several upsides to our plan. We are very encouraged and excited by some of the recent developments at the U.S. federal and state level with the Biden infrastructure plan. This plan not only supports renewable energy, but also manufacturing. Being a global company, we are also encouraged by the emerging mandates in the EU and APAC regions and are also encouraged by new targets for Power Africa and the World Bank really driving demand. An additional point is our economies of scale. We are extremely pleased that Julia and her team have identified enhancements to our product that will not only drive costs down, but also enhance the operational flexibility of our product. We do anticipate continuing our strong R&D investment to continue that trend, and look at that as an upside to the plan.

Lastly, we see two additional revenue stream opportunities. The first is storage-as-a-service. We feel that our energy warehouse product, being a containerized product that is very easily leased, deployable, and re-deployable in various regions of the world, suits itself very well to a storage-as -a-service type product that can eliminate or drastically reduce upfront capital costs for our customers.

The second is our warranty. We offer two years of standard warranty, remote monitoring, and maintenance for our customers. We are noticing that customers are looking for a much longer period, in some cases 10 years and, in other cases 20 years, and they value the services individually. Over time, we expect that not only will we get this recurring service revenue on a longer timeframe, but, because customers value the individual pieces, we believe we will be able to separate the individual pieces out and charge for them individually.

Now I’ll hand it over to Adam discuss the merger valuation and to wrap up.

Adam Kriger, Chief Executive Officer, ACON S2 Acquisition Corp.

Thank you, Amir. I am going to just give a couple of highlights of the transaction. We have valued ESS at just over $1B of pro forma enterprise value and expect $465M of net cash to the combined company. Proceeds from the transaction are to scale what is already a proven technology to meet customer demand. We have 100% rollover of existing shareholders, who ultimately will own approximately 64% of the combined company.

From a valuation point of view, there is no perfect analogy to ESS in the marketplace. We set the value based on the comparison to three groups that we have laid out in the presentation: battery storage, fuel cells, and renewable technologies. Each group has aspects that are comparable to ESS and they also come with aspects that are not quite as comparable, but we feel the composite is a good benchmark. On page 38, ESS, on the left, is compared to the individual benchmark companies across three sets of operating metrics, revenue growth, gross margin, and EBITDA margin, and, as you can see, ESS

ACON S2 Acquisition Corp. & ESS Inc.

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compares favorably. On the next page, we have done a similar analysis with ESS and the benchmark companies around valuation metrics including enterprise value to revenue and enterprise value to EBITDA. Again, as you can see, ESS compares favorably. On the final page, we show that ESS’ valuation is positioned at a substantial discount to the peer set. We at ACON are very excited to be a part this next chapter for ESS and believe ESS makes a compelling investment opportunity for those seeking a genuine sustainability pioneer with enormous market potential. And, with that, I would like to thank you for joining us and this will wrap up our conference call.